December 17, 2019

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Blvd., Suite 500
P.O. Box 3429
El Segundo, CA 90245

       Re: Landmark Infrastructure Partners LP
           Registration Statement on Form S-3
           Filed December 4, 2019
           File No. 333-235352

Dear Mr. Doyle:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exclusive Forum, page 36

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 George P. Doyle
Landmark Infrastructure Partners LP
December 17, 2019
Page 2
      your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                           Sincerely,
FirstName LastNameGeorge P. Doyle
                                                           Division of
Corporation Finance
Comapany NameLandmark Infrastructure Partners LP
                                                           Office of Real
Estate & Construction
December 17, 2019 Page 2
cc:       John M. Greer, Esq.
FirstName LastName